November 21, 2024

Pik Chun Lin
Chief Financial Officer
Ming Shing Group Holdings Ltd
8/F, Cheong Tai Factory Building
16 Tai Yau Street
San Po Kong, Kowloon
Hong Kong

       Re: Ming Shing Group Holdings Ltd
           Annual Report on Form 20-F
           Filed August 26, 2024
           File No. 333-272861
Dear Pik Chun Lin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Daniel D. Nauth, Esq.